Ard 3/24/2004

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
FEB 2 7 2004
DIVISION OF MARKET REGULATION

04017591

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

CM 3-23

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 48196

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2003 (MM/DD/YY) AND ENDING December 31, 2003 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: GARNET FUND, L.P.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

500 North Franklin Turnpike
(No. and Street)

Ramsey (City) NJ (State) 10005 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Thomas A. Saunders (201) 236-2500 x218
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Robert L. Messa, CPA
(Name – *if individual, state last, first, middle name*)

20 Crossways Park North, STE 412 Woodbury, NY 11797
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 29 2004
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, Thomas A. Saunders, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Garnet Fund, L.P., as of December 31, 2003, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

C.F.O.

Title

Notary Public

NOELINE M. LAVIGNA
NOTARY PUBLIC OF NEW JERSEY
MY COMMISSION EXPIRES SEPT 27, 2005

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

GARNET FUND, L.P.

FINANCIAL STATEMENTS

DECEMBER 31, 2003

GARNET FUND L.P.

- Contents -

R.L. MESSA

CERTIFIED PUBLIC ACCOUNTANTS
20 Crossways Park North,, Suite 412, Woodbury, NY 11797
TELEPHONE: (516) 364-4000 • FACSIMILE: (516) 364-4060

INDEPENDENT AUDITOR'S REPORT

To the Partners of
GARNET FUND L.P.

We have audited the accompanying balance sheet of GARNET FUND L.P., (a New York Partnership) as of December 31, 2003, and the related statements of income, partner's equity and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of GARNET FUND L.P., as of December 31, 2003 and results of its operations and its cash flow for the year then ended in conformity with generally accepted accounting principles.

Our examination was made for the purpose of forming a reasonable basis for an opinion on the basic financial statements taken as a whole. The information contained on pages 12-13, is presented for purposes of additional analysis and is not required as part of the basic financial statements but as supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subject to the auditing procedures applied in the examination of the basic financial statements and in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole and in conformity with the rules of the Securities and Exchange Commission.

R.L. Messa, CPAs
Woodbury, NY 11797
February 22, 2004

GARNET FUND L.P.

Comparative Balance Sheet

For the Year Ended December 31,

ASSETS

	2003	2002
Current Assets		
Cash in Bank	$ 46,526	$ 66,114
Cash and Cash Equivalents at Bear Stearns	1,981,560	2,111,481
Due From Investec	10,832	-0-
Marketable Securities-(Note 2)	1,060,484	2,983,623
Non-Marketable Securities	15,000	15,000
Total Current Assets	$ 3,114,402	$ 5,176,218
Total Assets	$ 3,114,402	$ 5,176,218

LIABILITIES AND PARTNERS' CAPITAL

	2003	2002
Current Liabilities		
Accrued Expenses	$ 184,310	$ 235,264
Securities Sold and Not Yet Purchased (Note 4)	1,059,610	2,989,004
Total Current Liabilities	1,243,920	3,224,268
Partners' Capital	1,870,482	1,951,950
TOTAL LIABILITIES AND PARTNERS' CAPITAL	$ 3,114,402	$ 5,176,218

See accountant's report and accompanying notes

GARNET FUND L.P.

Comparative Statement of Income

For the Year Ended December 31,

NET TRADING REVENUE	2003	2002
Net realized and unrealized gain on firm investments	$ 474,615	$ 486,711
Interest and dividends	19,531	17,423
Other income	2,354	3,000
Rebate income	18,257	37,358
Less Transactional Expenses:		
Clearing charges	61,080	77,886
Dividend expense	24,266	18,744
Interest expense	10,912	7,132
Facilities & financing fees	338,563	-0-
Trader consulting fees	39,838	14,687
Total Net Trading Revenue (Loss)	$ 40,098	$ 426,043
EXPENSES		
Non-Transactional Expenses		
Management fee - General Partner (Note 7)	28,830	35,211
Legal and audit	15,666	19,582
Regulatory and other fees	2,170	1,025
Filing Fees	6,015	-0-
Overhead expenses (Note 5)	24,299	38,199
Total Non-Transactional Expenses	76,980	94,017
Total Expenses	76,980	94,017
NET INCOME (LOSS)	$ (36,882)	$ 332,026

See accountant's report and accompanying notes

GARNET FUND L.P.

Statement of Changes in Partners' Capital

For the Period Ended December 31, 2003

Partners' Capital January 1, 2003	$ 1,951,950
Withdrawal of Capital	(44,586)
Net Income	(36,882)
Partners' Capital December 31, 2003	$ 1,870,482

See accountant's report and accompanying notes

GARNET FUND L.P.

Statement of Cash Flow

For the Year Ended December 31, 2003

CASH FLOWS FROM OPERATING ACTIVITIES	
Net Income from Statement of Income	$ (36,882)
Adjustments to Reconcile Net Income to Net Cash Provided by Operating Activities:	
Decrease in Accrued Expenses	(50,954)
Decrease due from Broker Dealers	129,921
Increase in Due from Investec	(10,832)
Decrease in Marketable Securities	1,923,139
Decrease in Securities Sold and Not Yet Purchased	(1,929,394)
Net Cash Provided by Operations	24,998
CASH FLOWS FROM INVESTING ACTIVITIES	
Distributions of Partners' Capital	(44,586)
NET INCREASE IN CASH AND CASH EQUIVALENTS	(19,588)
CASH and CASH EQUIVALENTS at BEGINNING of PERIOD	66,114
CASH and CASH EQUIVALENTS at END of PERIOD	$ 46,526

See accountant's report and accompanying notes

GARNET FUND L.P.

Reconciliation and Computation of Net Capital (Rule 15c3-1)

Pursuant to Rule 17a-5(d)(4)
December 31, 2003

There are no differences between the Company's computation of net capital under Rule 15c3-1 and as shown on the schedule below.

Net Capital per Unaudited Focus report	$	1,870,482
Adjustments to Net Capital:		
Non-Allowable Assets		(15,000)
Net Capital before haircuts on Securities Positions	$	1,855,482

		Unaudited Focus 12/31/03		Audited Focus 12/31/03
Haircut on Securities (computed, where applicable, Pursuant to SEC Rule 15c3-1):				
Other securities	$	278,246	$	278,246
Total Haircuts		278,246		278,246
Minimum Net Capital – Note 6	$	100,000	$	100,000
Excess Net Capital		1,477,236		1,477,236
Excess Net Capital @ 1,000%		1,558,805		1,558,805
Total Aggregate Indebtedness	$	184,310	$	184,310
Percentage of AI to Net Capital		12%		12%

Pursuant to SEC Rule 17a-5(d)(4) no differences exist between this audited computation of net capital and the Fund's corresponding computation as reported on the unaudited FOCUS Part II(A).

See accountant's report and accompanying notes

GARNET FUND L.P.

Notes to Financial Statements
December 31, 2003

Note 1 - GENERAL BUSINESS

The sources of revenue are income from firm investment accounts. GARNET FUND L.P. (the "Partnership") primarily clears its brokerage activity through Bear, Stearns Securities Corp., a New York Stock Exchange member and secondarily through Investec Bank (UK) Limited (Irish branch) ('Investec"), a member of the London Stock Exchange and the Irish Stock Exchange. Effective November 13, 1995, the Company is a registered broker/dealer with the National Association of Securities Dealers and a member of the Securities Investor Protection Corporation.

Note 2 - SIGNIFICANT ACCOUNTING POLICES

Cash and Cash Equivalents
For the statement of cash flows, the Partnership includes cash on deposit and money market funds with maturities less than three months to be cash.

Investments
The Partnership carries all marketable securities at market value. Cost basis of marketable securities at December 31, 2003 and 2002 are marked up to market value pursuant to NASD rules.

Certain Significant Estimates
Management uses estimates and assumptions in preparing financial statements in accordance with generally accepted accounting principles. Those estimates and assumptions affect the reported amounts of assets and liabilities, the disclosures of contingent assets and liabilities, and reported revenue and expenses. Actual results could vary from the estimates that were assumed in preparing the financial statements.

Note 3 - INCOME TAXES

The Partnership prepares its income tax returns on the accrual basis of accounting. As a result of differences in income tax law and financial statement presentation, various items of revenue and expenses may be recognized in different periods for book and tax accounting purposes. Since the entity does not pay income tax as an entity, rather the individual partners report their pro-rata share of taxable income on their respective income tax returns; these differences do not have any effect on these financial statements.

GARNET FUND L.P.

Notes to Financial Statements

December 31, 2003

Note 4 – MARKETABLE SECURITIES

The partnership carries all long and short positions at market value and are accounted for using the same methods as Investments described in Note 2.

At December 31, 2003 the following are the positions held by the Company:

	Cost	Market Value	Unrealized Gain (Loss)
Securities owned at Market Value	$1,001,646	$1,060,484	$ 58,838
Securities sold but not yet Purchased	$1,030,260	$1,059,610	$(29,350)
Total Unrealized Gain at December 31, 2003			$ 29,488

Note 5 - OVERHEAD EXPENSES

Overhead expenses have been charged to the Partnership in accordance with the Limited Partnership Agreement at the rate of 0.2083% of monthly Partnership Net Asset Value.

Note 6 - MINIMUM NET CAPITAL

As a registered broker-dealer, the Partnership is required to maintain minimum "net capital" defined as the greater of 1) a computation, whereby "required net capital" consists of 6-2/3% of "aggregate indebtedness" as these terms are defined in accordance with the provisions of Rule 15c3-1 of the Securities Exchange Commission or 2) a minimum net capital of $100,000.

At December 31, 2003 the partnership had "excess net capital" in the amount of $1,477,236.

Partners' Capital may be restricted as to the availability for the payment of returns of capital. Operations may be restricted in order to maintain the required "net capital".

Should the partnership fail to maintain such capital requirements, it could be subject to sanction or possible suspension.

GARNET FUND L.P.

Notes to Financial Statements

December 31, 2003

Note 7 - RELATED PARTY TRANSACTIONS

The General Partner, Garnet Capital Management LLC, receives a monthly management fee equal to 0.125% of the Net Asset Value of each Limited Partner's Book Capital Account as defined and adjusted in the Limited Partnership Agreement as well as reimbursement of non-transactional expenses as described in Note 5.

Note 8 - SEC RULE 15C3-3 Exemption

The Company has claimed exemption from rule 15c3-3 based on the fact that all transactions are cleared through Bear, Stearns Securities Corp. on a fully disclosed basis. In the opinion of the management of GARNET FUND L.P. the conditions of the Company's exemption from Rule 15c3-3 were complied with throughout the period January 1, 2003 to December 31, 2003.

R.L. MESSA
CERTIFIED PUBLIC ACCOUNTANTS
20 Crossways Park North,, Suite 412, Woodbury, NY 11797
TELEPHONE: (516) 364-4000 • FACSIMILE: (516) 364-4060

Report on System of Internal Accounting Control

To the Partners of
GARNET FUND L.P.

We have examined the financial statements of GARNET FUND L.P. for the year ended December 31, 2003 and have issued our report thereon. As part of our examination, we made a study and evaluation of the Partnership's system of internal accounting control (which includes the procedures for safeguarding securities) to the extent we considered necessary to evaluate the system as required by generally accepted auditing standards. The purpose of our study and evaluation, which included obtaining an understanding of the accounting system, was to determine the nature, timing and extent of the auditing procedures necessary for expressing an opinion on the financial statements.

We also made a study of the practices and procedures followed by the Partnership in making the periodic computations of aggregated indebtedness and net capital under Rule 17a- 3(a)(11) and the procedures for determining compliance with the exemptive provisions of Rule 15c3(b)(3). We did not review the practices and examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the Partnership does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Partnership is responsible for establishing and maintaining a system of internal accounting control and practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of control procedures and the practices and procedures can be expected to achieve the Commission's above-mentioned objectives. The objectives of a system and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Partnership has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal accounting control procedures or the practices and procedures referred to above, errors or irregularities may nevertheless occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the degree of compliance with them may deteriorate.

Our study and evaluation made for the limited purpose described in the first paragraph would not necessarily disclose all material weaknesses in the system. Accordingly, we do not express an opinion on the system of internal accounting control of GARNET FUND L.P., taken as a whole. However, our study and evaluation disclosed no condition that we believed to be a material weakness.

We understand that practices and procedures that accomplish the objective referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Partnership's practices and procedures were adequate at December 31, 2003 to meet the Commission's objectives.

This report is intended solely for the use of management and the Securities and Exchange Commission and should not be used for any other purpose.

February 22, 2004